Exhibit 12.1

Pan Pacific Retail Properties, Inc.

Statement of Computation of Ratios of Earnings to Fixed Charges

(In thousands)

	Years ended December 31,
	2005	2004	2003	2002	2001
		(revised)(1)	(revised)(1)	(revised)(1)	(revised)(1)
Income from continuing operations before minority interests, gain on sale of real estate and discontinued operations	$99,242	$93,919	$88,802	$62,429	$54,707

Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(604)	(540)	(494)	(38)	(33)

Distributions from unconsolidated investees	426	469	839	299	584

Income from unconsolidated investees	(418)	(438)	(802)	(154)	(837)

	98,646	93,410	88,345	62,536	54,421

Fixed Charges:
Interest (including financing amortization)	69,352	62,619	58,473	45,926	46,196
Interest capitalized	747	566	4,506	1,796	1,539

Fixed Charges	70,099	63,185	62,979	47,722	47,735

Net Income before Fixed Charges (excl. interest capitalized)	167,998	156,029	146,818	108,462	100,617

Divided by Fixed Charges	70,099	63,185	62,979	47,722	47,735

Ratio of Earnings to Fixed Charges	2.40 :1	2.47 :1	2.33 :1	2.27 :1	2.11 :1

(1)	Income from continuing operations has been revised for the years ended December 31, 2004, 2003, 2002 and 2001 to separately reflect the results of discontinued operations for properties sold during the year ended December 31, 2005.